SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

FIRST QUARTER OF 2013

RESULTS

(A free translation from the original in Portuguese)

Rio de Janeiro – April 26, 2013 – Petrobras today announces its consolidated results stated in millions of Reais, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB.

Consolidated net income attributable to the shareholders of Petrobras reached R$7,693 million in the 1Q-2013.  Adjusted EBITDA reached R$16,231 million in the 1Q-2013, 36% higher compared to the 4Q-2012.

Highlights

R$ million
			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)		2013	2012	2013 X 2012 (%)

7,747	(1)	Consolidated net income attributable to the shareholders of Petrobras	7,693	9,214	(17)
2,614	(2)	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,552	2,676	(5)
11,944	36	Adjusted EBITDA	16,231	16,521	(2)
254,852	(10)	Market capitalization (Parent Company)	228,203	311,659	(27)

The Company reported 1Q-2013 earnings of R$ 7,693 million and the following highlights:

•         A 5.4% increase of diesel prices and a 6.6% increase of gasoline prices in January 30, as well as a 5% increase of diesel prices in March 6, helped reduce the gap between domestic prices for oil products and international prices.

•         Higher performance indicators in refining operations, reaching 2,083 Mbbl/d of feedstock processed (6% increase compared to the 4Q-2012), reducing oil products imports.

•         A 36% increase in the Adjusted EBITDA, driven by lower operating expenses, along with the highlights above.

•         Oil production decreased as previously scheduled, due to a higher number of stoppages and to the natural production decline of the fields, partially offset by the higher production of the new production systems.

•         On February 20 2013, the Company reached the level of 300 Mbbl/d of oil production at the pre-salt layer.

Comments from the CEO

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

In the first quarter of 2013, we achieved a net income before financial results, share of profit of equity-accounted investments and income taxes of R$ 9.8 billion, an increase of 72% as compared to the prior quarter. Of the principal factor behind this improvement, I would like to highlight the increases in diesel and gasoline prices which took place in January and March 2013, higher production of oil products at our refineries, and lower operating expenses. Net income attributable to the shareholders of Petrobras was R$ 7.7 billion, in line with the net income of the 4Q12, which benefited from R$ 2.1 billion in lower income tax due to the provisioning of interest on capital.

As we previously announced, oil production fell in the 1Q13 (4% as compared to 4Q12). In our 2013-2017 Business & Management Plan (2013-17 BMP), we stated that average production of oil and natural gas throughout 2013 would be similar to that of 2012, with lower levels in the first half of the year due to a higher rate of maintenance stoppages. In 1Q13 our average refinery output set new daily records of processing.  Throughput was 2,127 thousand bpd, increasing 6% over the previous quarter as a result of higher operational efficiency in refineries, with an average utilization factor of 98%. We also maintained excellent operating performance in our gas and power business during the quarter, supplying an average of 88 million m3/d per day of natural gas, and generating an average of 5,120 MW of power at our thermoelectric plants.

I would also like to stress our confidence in the outlook for growth of Petrobras’ oil and gas production. We started operating two units this quarter, FPSO Cidade de São Paulo and Cidade de Itajaí. FPSO Cidade de Paraty has been on location at Lula NE field since April 18th, where it is being anchored, and is due to start-up on May 28th. An additional four units will go on stream throughout the year (P-63, P-55, P-58 and P-61); contributing to the sustainable production increase as from the second half of 2013.

I’ve been saying that improving our cash flow would not come only from price increases, but also from our operational efficiency and cost optimization. Price increases are indeed important and we remain committed to an alignment with international prices, as shown in the latest price increases. However, it is just as important to improve our efficiency in operational activities and in capital expenditures with projects, objectives evident in programs such as Proef (operational efficiency increase), PRC-Poço (well capital expenditure reduction), Infralog (logistical optimization), Prodesin (divestment portfolio) and Procop (operating costs optimization). I would like to highlight the contribution of the latter: from January to March 2013, we targeted a reduction in operating costs of R$ 646 million. During the first quarter, we were able to save R$ 1.3 billion, which is one third of the 2013 target (R$ 3.8 billion).

We are doing our homework, and results are being delivered as planned. I constantly monitor the progress of our investment projects and structuring programs with the Directors, Executive Managers, and all other leaders involved. I regard the increased integration between the Company’s areas and their teams as extremely positive; the proper management of our project portfolio provides us with the confidence that we will be able to achieve the goals of 2013-17 BMP, which will guarantee the returns expected by our shareholders and investors.

Maria das Graças Silva Foster

Chief Executive Officer

2

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)		2013	2012	2013 X 2012 (%)

73,405	(1)	Sales revenues	72,535	66,134	10
16,562	14	Gross profit	18,856	20,244	(7)
5,739	72	Net Income before financial results, share of profit of equity-accounted investments and income taxes	9,849	11,771	(16)
2,788	(50)	Net finance income (expense)	1,390	465	199
7,747	(1)	Consolidated net income attributable to the shareholders of Petrobras	7,693	9,214	(17)
0.59	-	Basic and diluted earnings per share [1]	0.59	0.71	(17)
254,852	(10)	Market capitalization (Parent Company)	228,203	311,659	(27)

23	3	Gross margin (%)	26	31	(5)
8	6	Operating margin (%) [2]	14	18	(4)
11	-	Net margin (%)	11	14	(3)
11,944	36	Adjusted EBITDA – R$ million [3]	16,231	16,521	(2)

		Net Income before financial results, share of profit of equity-accounted investments and income taxes by business segment
17,474	(14)	. Exploration & Production	15,084	18,846	(20)
(8,715)	25	. Refining, Transportation and Marketing	(6,537)	(7,101)	8
579	104	. Gas & Power	1,183	989	20
(49)	(37)	. Biofuel	(67)	(51)	(31)
823	32	. Distribution	1,083	552	96
(4)	-	. International	1,188	1,447	(18)
(2,770)	-	. Corporate	(2,778)	(2,445)	(14)

24,329	(19)	Capital expenditures and investments	19,769	18,020	10

110.02	2	Brent crude (US$/bbl)	112.55	118.49	(5)
2.06	(3)	Average commercial selling rate for U.S. dollar (R$/U.S.$)	2.00	1.77	13
2.04	(1)	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.01	1.82	10
7.18	-	Selic interest rate - average (%)	7.13	10.30	(3)

		Average price indicators
196.33	4	Domestic basic oil products price (R$/bbl)	203.74	176.72	15
		Sales price - Brazil
100.56	2	. Crude oil (U.S. dollars/bbl) [4]	102.91	111.56	(8)
46.50	2	. Natural gas (U.S. dollars/bbl)	47.42	52.12	(9)
-		Sales price - International
93.43	1	. Crude oil (U.S. dollars/bbl)	94.26	99.99	(6)
13.80	67	. Natural gas (U.S. dollars/bbl)	23.02	20.15	14

  ______________________

       1  Basic and diluted earnings per share calculated based on the weighted average number of shares.

      2 Calculated based on net income before financial results, share of profit of equity-accounted investments and income taxes.

      3 EBITDA + share of profit of equity-accounted investments and impairment.

     4 Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

3

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1Q-2013 x 4Q-2012 Results:

Gross Profit

Gross profit was 14% higher (R$ 2,294 million), mainly due to:

➢ Sales revenues of R$ 72,535 million, 1% lower compared to the 4Q-2012, due to the decreased domestic demand (3%), mainly of diesel (7%) and gasoline (5%), and lower crude oil exports generated by lower production and higher feedstock processed. These effects were partially offset by the increase of diesel and gasoline prices in January and March and by increased oil product exports.

➢ Costs of sales of R$ 53,679 million, 6% lower compared to the 4Q-2012 due to the lower share of oil product imports over sales volumes, mainly due to the 3% decrease on domestic sales volume and to increased domestic oil product production.

Net income before financial results, share of profit of equity-accounted investments and income taxes

Net income before financial results, share of profit of equity-accounted investments and income taxesincreased by 72% (R$ 4,110 million), mainly due to the higher gross profit, to lower write-offs of dry or sub-commercial wells in Brazil (R$ 656 million) and to the decrease in other operating expenses (R$ 658 million) that were impacted by impairment charges in the 4Q-2012.

Net finance income (expense)

Positive net finance income was R$ 1,390 million, mainly as a result of the exchange variation gain on net debt (impact of 1.5% from the appreciation of the Real relative to the U.S. dollar). In the 4Q-2012, the positive net finance income of R$ 2,788 million was impacted by the recognition of gains on disposal of National Treasury Notes – B Series (NTN-B) and by the monetary updating of judicial deposits (R$2,635 million).

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 7,693 million, flat compared to the 4Q-2012. The increase of net income before financial results, share of profit of equity-accounted investments and income taxes (72%) was partially offset by the lower net finance income and by the higher income tax expenses on net income that in the 4Q-2012 were reduced by the tax benefit of R$ 2,131 million from the deduction of interest on capital.

4

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1Q-2013 x 1Q-2012 Results:

Gross Profit

Gross profit was 7% lower (R$ 1,388 million), mainly due to:

➢ Sales revenues of R$ 72,535 million, 10% higher compared to the 1Q-2012, reflecting:

•    Higher oil product prices in the domestic market due to increased gasoline and diesel prices, to higher electricity prices besides the impact of the depreciation of the Real (13% impact) on oil products that are adjusted to reflect international prices;

•    A 9% increase in domestic demand, mainly of gasoline (6%), diesel (7%), natural gas (29%) and fuel oil (57%), offset by lower crude oil exports volumes due to higher feedstock processed and to lower crude oil production.

➢ Cost of sales of R$ 53,679 million, 17% higher compared to the 1Q-2012, due to:

•    A 9% increase in domestic sales volumes, mainly met by higher diesel and natural gas imports;

•    The impact of the depreciation of the Real (13% impact) on crude oil, oil products and natural gas import costs;

•    Increased oil production expenses, due to higher number of well maintenances and to the production start-up of new plants.

Net income before financial results, share of profit of equity-accounted investments and income taxes

Net income before financial results, share of profit of equity-accounted investments and income taxes reached R$ 9,849 million, a 16% decrease compared to the 1Q-2012, due to the lower gross profit and to a 6% increase in operating expenses, mainly as a result of higher exploration costs (R$271 million), reflecting higher geology and geophysics expenses.

Net finance income (expense)

Positive net finance income of R$1,390 million, R$ 925 million higher compared to the 1Q-2012, driven by positive exchange variation effects on a higher net debt.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 7,693 million in the 1Q-2013, a 17% decrease (R$1,521 million) compared to the 1Q-2012, mainly reflecting the lower net income before financial results, share of profit of equity-accounted investments and income taxes and the higher income tax expenses on net income that in the 1Q-2012 were reduced by the tax benefit of R$ 887 million from the deduction of interest on capital. These effects were partially offset by the higher net finance income.

5

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas which are charged at internal transfer prices defined between the areas using methods based on market parameters.

EXPLORATION & PRODUCTION

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Net Income	2013	2012	2013 X 2012 (%)

11,521	(14)		9,958	12,444	(20)

(1Q-2013 x 4Q-2012): Net income decreased due to the lower crude oil and NGL production, besides the higher depreciation/depletion costs. These effects were partially offset by lower write-offs of dry or sub-commercial wells.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from U.S.$9.46/bbl in the 4Q-2012 to U.S.$9.64/bbl in the 1Q-2013.

(1Q-2013 x 1Q-2012): Net income was lower due to decreased crude oil and NGL production, higher depreciation/depletion costs, higher personnel expenses, increased freight costs for oil platforms, higher well interventions and maintenances costs, as well as higher geological and geophysical expenses. These effects were partially offset by higher crude oil prices (sales/transfer), reflecting the depreciation of the Real.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from U.S.$6.93/bbl in the 1Q-2012 to U.S.$9.64/bbl in 1Q-2013.

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Exploration & Production - Brazil (Mbbl/d) (*)	2013	2012	2013 X 2012 (%)

1,980	(4)	Crude oil and NGLs	1,910	2,066	(8)
398	1	Natural gas [5]	400	364	10
2,378	(3)	Total	2,310	2,430	(5)

(1Q-2013 x 4Q-2012): As previously scheduled, crude oil and NGL production decreased due to the higher number of scheduled stoppages, to the natural decline of the fields, to platforms SS-11 and P-34 that departed from Baúna and Jubarte fields, respectively, besides the end of extended well test of Oliva.

These effects were partially offset by the start-up of the ultimate production system of FPSO Cidade de Itajaí, by the higher output of FPSO Cidade de Anchieta in Baleia Azul field, by the production start-up of FPSO Cidade de São Paulo in Sapinhoá field and the anticipated production system in Sapinhoá Norte, through FPSO Cidade de São Vicente.

(1Q-2013 x 1Q-2012): Crude oil and NGL production decreased due to higher number of stoppages, to interruption of Frade field production, to platforms SS-11 and P-34 that departed from Baúna and Jubarte fields, respectively, besides the natural decline in production from fields.

Production started-up in FPSO Cidade de Anchieta in the Baleia Azul field, FPSO Cidade de São Paulo in the Sapinhoá field and FPSO Cidade de Itajaí in the Baúna field.

Natural gas production increased due to the higher efficiency of Mexilhão field and to the production start-up in FPSO Cidade de Santos in the Uruguá field.

___________

(*) Not revised by independent auditor.

5  Does not include LNG. Includes gas reinjection.

6

FINANCIAL HIGHLIGHTS

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Lifting Cost - Brazil [6] (*)	2013	2012	2013 X 2012 (%)
		U.S.$/barrel:
13.80	7	Excluding production taxes	14.76	12.91	14
33.11	1	Including production taxes	33.56	35.61	(6)

		R$/barrel:
28.33	4	Excluding production taxes	29.49	22.57	31
67.87	(1)	Including production taxes	67.08	61.60	9

Lifting Cost - Excluding production taxes – U.S.$/barrel

(1Q-2013 x 4Q-2012): Lifting cost excluding production taxes in U.S.$/barrel increased by 7%. Excluding the impact of the depreciation of the Real it increased by 5% mainly due to the lower production.

(1Q-2013 x 1Q-2012): Lifting cost excluding production taxes in U.S.$/barrel increased by 14% in the 1Q-2013 compared to the 1Q-2012. Excluding the impact of the depreciation of the Real it increased by 22% due to the higher number of well maintenances in the Marlim, Barracuda, Espadarte and Roncador fields, the production start-up of FPSOs Cidade de Anchieta (Baleia Azul), Cidade de São Paulo (Sapinhoá) and Cidade de Itajaí (Baúna), as well as higher employee compensation costs arising from the 2012 Collective Bargaining Agreements and lower production volumes.

Lifting Cost - Including production taxes – U.S.$/barrel

(1Q-2013 x 4Q-2012): Lifting cost, including production taxes, in U.S.$/barrel, increased by 1%. Excluding the impact of the depreciation of the Real it remained relatively flat.

(1Q-2013 x 1Q-2012): Lifting cost including production taxes, in U.S.$/barrel, decreased by 6% in the 1Q-2013 compared to the 1Q-2012. Excluding the impact of the depreciation of the Real it decreased by 2% due to the lower average reference price for domestic oil (adjusted to reflect international prices) and to the new levels of special participation charges in Marlim, Jubarte, Marlim Leste and Barracuda fields, due to lower production at these fields.

___________________________________________________________

(*) Not revised by independent auditor.

6 Lifting cost was revised to exclude scheduled stoppages expenses. Though lifting cost is a non-GAAP measure, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed as Depreciation, Amortization and Depletion according to the period of realization.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Net Income	2013	2012	2013 X 2012 (%)

(5,650)	25		(4,256)	(4,599)	7

(1Q-2013 x 4Q-2012):The decreased net loss was due to the higher diesel and gasoline domestic prices in January and March, besides the lower share of oil product imports over sales volumes, generated by higher feedstock processed at the refineries and by the lower domestic demand.

(1Q-2013 x 1Q-2012): The decreased net loss was due to the higher diesel and gasoline prices in the domestic market, and to the impact of the depreciation of the Real on oil products prices that are adjusted to reflect international prices. These effects were partially offset by higher crude oil costs (acquisition/transfer).

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Imports and Exports of Crude Oil and Oil Products (Mbbl/d)(*)	2013	2012	2013 X 2012 (%)

301	61	Crude oil imports	484	358	35
505	(26)	Oil product imports	376	406	(7)
806	7	Imports of crude oil and oil products	860	764	13
236	(9)	Crude oil exports [7]	215	497	(57)
141	35	Oil product exports	191	217	(12)
377	8	Exports of crude oil and oil products	406	714	(43)
(429)	(6)	Exports (imports) net of crude oil and oil products	(454)	(50)	(808)
1	100	Other exports	2	6	(67)

(1Q-2013 x 4Q-2012): Lower oil product imports, mainly of gasoline, due to higher output at the refineries. Higher crude oil imports to meet increased feedstock processed and preparation for stoppages of pipe and water treatment unit in São Paulo region.

Lower crude oil export volumes due to lower production and increased feedstock processed of domestic crude oil at the refineries. Higher oil product exports, mainly of fuel oil.

(1Q-2013 x 1Q-2012): Lower oil product imports, due to the higher production, and increased crude oil imports driven by the higher feedstock processed, associated with lower crude oil production.

Lower crude oil export volumes due to the increased feedstock processed and lower production, as well as decreased oil products exports driven by domestic demand growth, mainly fuel oil to thermoelectric power plants.

________________________________________________

(*) Not revised by independent auditor.

7  Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL HIGHLIGHTS

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Refining Operations (Mbbl/d) (*)	2013	2012	2013 X 2012 (%)

2,010	6	Output of oil products	2,127	1,942	10
2,010	3	Installed capacity [8]	2,079	2,010	3
97	1	Utilization of nominal capacity [9] (%)	98	93	5
1,970	6	Feedstock processed - Brazil [10]	2,083	1,884	11
83	-	Domestic crude oil as % of total feedstock processed	83	81	2

(1Q-2013 x 4Q-2012): The daily feedstock processed increased 6%, mainly due to the scheduled stoppage in REFAP in the 4Q-2012, besides the higher utilization of installed capacity.

(1Q-2013 x 1Q-2012): Daily feedstock processed increased by 11% due to the sustainable improvement of operating efficiency of the refineries, setting up a new level of processing capacity of 2,079 Mbpd. Such level was reached after exhausting tests to raise the distillation feedstock processing respecting the project limits of equipments and the safety, environment and product quality requirements. These adjustments were also possible due to the production start-up of ten new conversion and quality units in 2012.

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Refining Cost - Brazil [11] (*)	2013	2012	2013 X 2012 (%)

3.37	(7)	Refining cost (U.S.$/barrel)	3.14	3.74	(16)

6.98	(11)	Refining cost (R$/barrel)	6.24	6.60	(5)

(1Q-2013 x 4Q-2012): Refining cost in U.S.$/barrel decreased by 7%. In R$/barrel it decreased by 11%, mainly as a result of lower routine maintenance expenses and higher feedstock processed.

(1Q-2013 x 1Q-2012): Refining cost in U.S.$/barrel decreased by 16% in the 1Q-2013 compared to the 1Q-2012. In R$/barrel it decreased by 5%, due to higher feedstock processed and lower routine maintenance and repair expenses, partially offset by higher employee compensation costs arising from the 2012 Collective Bargaining Agreements.

________________________________________________

(*) Not revised by independent auditor.

8  Installed capacity considers the maximum sustainable feedstock processing reached at the distillation units, respecting the project limits of equipments and the safety,  environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.

9   Utilization of nominal capacity of crude oil processing is the relation between the installed capacity and the feedstock processed of domestic crude oil.

10  Feedstock processed – Brazil includes NGL processing.

11 Refining cost was revised to exclude scheduled stoppages expenses. Though refining cost is a non-GAAP measure, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our refining cost at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed as Depreciation, Amortization and Depletion according to the period of realization.

FINANCIAL HIGHLIGHTS

GAS & POWER

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Net Income	2013	2012	2013 X 2012 (%)

500	76		878	707	24

(1Q-2013 x 4Q-2012): Net income increased due to higher average prices of electricity, as a result of higher differences settlement price and of lower share of imported LNG over cost of sales.

(1Q-2013 x 1Q-2012): Net income increased due to higher electricity generation and higher average electricity prices, mainly due to lower reservoir levels, causing higher differences settlement prices.

These effects were partially offset by higher natural gas and LNG import costs to meet the thermoelectric demand.

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Physical and Financial Indicators (*)	2013	2012	2013 X 2012 (%)
2,363	(21)	Sales of electricity (contracts) - average MW	1,864	2,315	(19)
5,279	(3)	Generation of electricity - average MW	5,120	862	494
308	6	Differences settlement price - R$/MWh [12]	325	59	451
107	(7)	Imports of LNG (Mbbl/d)	99	14	607
199	(1)	Imports of Gas (Mbbl/d)	198	167	19

(1Q-2013 x 4Q-2012): Electricity sales volumes decreased due to the lower average prices at the short-term market.

The decreased generation of electricity was generated by the lower dispatch of thermal plants by the National Electricity System Operator (Operador Nacional do Sistema Elétrico - ONS) in March, in the period of light feedstock.

LNG and Bolivian natural gas import volumes decreased due to the lower demand of the non-thermoelectric sector, generated by lower industrial consumption.

(1Q-2013 x 1Q-2012): Electricity sales volumes decreased due to the lower average prices at the spot market.

The electricity generation and the differences settlement price were higher, driven by the lower rainfall and reservoir levels in the period.

LNG and Bolivian natural gas import volumes increased to meet the domestic thermoelectric demand.

_____________________________________

(*) Not revised by independent auditor.

12 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Net Income	2013	2012	2013 X 2012 (%)

(17)	(182)		(48)	(44)	(9)

(1Q-2013 x 4Q-2012): Net loss increased due to the lower biodiesel trade margins at the own plants, mainly reflecting the 7% decrease in auction prices. These effects were partially offset by the improved results from investments in the ethanol sector, due to the 11% increase of the average realization prices in the 1Q-2013.

(1Q-2013 x 1Q-2012): Losses on biofuel operations increased due to the lower biodiesel trade margins, partially offset by the improved results from investments in the ethanol sector.

DISTRIBUTION

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Net Income	2013	2012	2013 X 2012 (%)

544	32		716	364	97

(1Q-2013 x 4Q-2012): Net income was higher due to a 3% increase in average sales prices, besides the decreased contingencies and advertising expenses. These effects were partially offset by the 7% decrease of sales volume.

(1Q-2013 x 1Q-2012): Net income was higher due to a 9% increase in average sales prices and to a 7% increase in sales volumes. These effects were partially offset by higher selling expenses, mainly due to increased personnel and freight expenses.

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	(*)	2013	2012	2013 X 2012 (%)
38.6%	-	Market Share	38.8%	38.5%	-

_____________________________________

(*) Not revised by independent auditor.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Net Income	2013	2012	2013 X 2012 (%)

(629)	216		732	990	(26)

(1Q-2013 x 4Q-2012): Net income was higher in the 1Q-2013 due to: i) increased sales volumes and lower operating costs; ii) impairment losses in the U.S. Pasadena Refinery in the 4Q-2012 (R$464 million); iii) lower exploration costs (R$75 million) and write-offs of wells (R$239 million); iv) provision for impairment of trade receivables in Angola in the 4Q-2012 (R$110 million); and lower inventory write-downs (R$192 million).

(1Q-2013 x 1Q-2012): Net income was lower mainly due to lower sales volumes in Nigeria, driven by lower sales prices, reflecting international prices.

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Exploration & Production - International (Mbbl/d) 13 (*)	2013	2012	2013 X 2012 (%)

		Consolidated international production
133	8	Crude oil and NGLs	143	141	1
97	(4)	Natural gas	93	98	(5)
230	3	Total	236	239	(1)
6	-	Non-consolidated international production	6	7	(14)
236	3	Total international production	242	246	(2)

(1Q-2013 x 4Q-2012): Crude oil and NGL production increased due to the return back of Akpo field in Nigeria into its normal operation, after the maintenance scheduled stoppage occurred last November.

Decreased natural gas production mainly in Argentina, due to the well interventions in Santa Cruz and to the weather conditions in Neuquina Basin.

(1Q-2013 x 1Q-2012): Crude oil and NGL production increased due to the higher volume from U.S. fields (first oil production of Cascade and Chinook in 2012). This effect was partially offset by: i) decreased production in Nigeria driven by gas injection problems in the Akpo field; ii) end of the contract of Upia field in Colombia; and iii) the lower production in Argentina due to the natural decline of mature fields.

Decreased natural gas production in Argentina due to the well maintenances in Santa Cruz and to the weather conditions in Neuquina Basin, partially offset by the higher natural gas production in Bolivia due to the higher Brazilian demand.

_____________________________________

(*) Not revised by independent auditor.

13  Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Lifting Cost - International (U.S.$/barrel) 14 (*)	2013	2012	2013 X 2012 (%)

10.06	(16)		8.50	7.47	14

(1Q-2013 x 4Q-2012): Lifting cost decreased due to the occurrence, in the 4Q-2012, of repair services costs in tanks used for temporary storage production in Argentina, and of submarine inspection in Cascade and Chinook fields in the United States.

(1Q-2013 x 1Q-2012): Lifting cost was higher due to increased production costs in the Cascade field as from February 2012 and in the Chinook field as from September 2012, both in the United States, as well as higher well maintenance costs and natural decline of mature fields in Argentina.

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Refining Operations - International (Mbbl/d) (*)	2013	2012	2013 X 2012 (%)

159	9	Feedstock processed	173	192	(10)
177	5	Output of oil products	185	209	(11)
231	-	Installed capacity	231	231	-
65	7	Utilization of nominal capacity (%)	72	75	(3)

(1Q-2013 x 4Q-2012): Higher feedstock processed, output of oil products and nominal capacity utilization due to the stable conditions at the U.S. Pasadena Refinery in the United States, after the maintenance stoppage occurred last December. This effect was partially offset by the operating stoppage for eight days in Baía Blanca, in Argentina, in March 2013, according to a legal decision.

(1Q-2013 x 1Q-2012): Lower feedstock processed in the United States, due to light oil processing bottleneck and a lower intermediate crude oil feedstock processed. A delay in crude oil supply and inventory bottleneck were experienced in Japan due to a maintenance in two fuel oil tanks. There was also an 8-day operating stoppage in Baía Blanca, in Argentina, in March 2013, by a legal decision.

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)	Refining Cost - International (U.S.$/barrel) 14 (*)	2013	2012	2013 X 2012 (%)

4.78	(21)		3.79	3.24	17

(1Q-2013 x 4Q-2012): Refining cost decreased due to the lower inspection expenses at the Japanese Refinery tanks and to the lower maintenance cost in the United States, as well as higher feedstock processed in the 1Q-2013.

(1Q-2013 x 1Q-2012): Refining cost was higher due to the lower feedstock processed and to higher insurance costs in the United States.

   (*)

_____________________________________

(*) Not revised by independent auditor.

14 Lifting and refining costs were revised to exclude scheduled stoppages expenses. Though lifting and refining costs are non-GAAP measures, it was revised pursuant to the International Financial Reporting Standards – IFRS. Based on the previous criteria (pursuant to USGAAP), such expenses impacted our lifting and refining costs at the period of their realization, at the moment of the consumption of the materials or completion/rendering of services. Amounts previously reported for 2012 were recalculated for comparability purposes. Such adjustment did not impact our financial statements and EBITDA, for which the amortization of scheduled stoppages was already computed as Depreciation, Amortization and Depletion according to the period of realization.

FINANCIAL HIGHLIGHTS

Sales Volumes (Mbbl/d) (*)
			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)		2013	2012	2013 X 2012 (%)
986	(7)	Diesel	921	864	7
610	(5)	Gasoline	580	545	6
108	9	Fuel oil	118	75	57
156	15	Naphtha	180	173	4
223	(4)	LPG	213	214	-
106	(1)	Jet fuel	105	106	(1)
202	(3)	Others	196	191	3
2,391	(3)	Total oil products	2,313	2,168	7
91	(11)	Ethanol, nitrogen fertilizers, renewables and other products	81	80	1
408	2	Natural gas	417	323	29
2,890	(3)	Total domestic market	2,811	2,571	9
378	8	Exports	408	720	(43)
484	1	International sales	489	470	4
862	4	Total international market	897	1,190	(25)
3,752	(1)	Total	3,708	3,761	(1)

Our domestic sales volumes increased by 9% in the 1Q-2013 compared with 1Q-2012, primarily due to:

•         Gasoline (a 6% increase) – due to the increase in the flex-fuel automotive fleet, higher competitive advantage relative to ethanol in most Brazilian federal states and to the decreased market share of our competitors;

•         Diesel (a 7% increase) – due to the increase in the retail sector, along with higher thermoelectric consumption and  higher grain harvest;

•         Natural gas (a 29% increase) – due to higher thermoelectric demand, driven by lower water reservoir levels at hydroelectric power plants;

•         Fuel oil (a 57% increase) – due to the increased consumption at thermoelectric plants for electricity generation and to the higher usage in some companies, to increase the supply of natural gas for thermoelectric plants.

___________________

(*) Not revised by independent auditor.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary 15

R$ Million

		For the first quarter of
4Q -2012		2013	2012

30,187	Cash and cash equivalents at the beginning of period	27 ,628	35,747
11,677	(+) Net cash provided by operating activities	14,879	15,086
(21,121)	(-) Net cash used in investing activities	(16,320)	(17,318)
(23,386)	Investments in operating segments	(18,408)	(16,577)
2,265	Investments in marketable securities	2,088	(741)
(9,444)	(=) Net cash flow	(1,441)	(2,232)
6,448	(+) Net financings	1,133	8,582
13,069	(+) Proceeds from long-term financing	7,329	14,514
(6,621)	(-) Repayments	(6,196)	(5,932)
(1)	(-) Dividends paid	(1)	(2,162)
427	(+) Acquisition of non-controlling interest	(104)	21
11	(+) Effect of exchange rate changes on cash nd cas hequivalents	20	(52)
27 ,628	Cash and cash equivalents at the end of period	27,235	39 ,904

At March 31, 2013, we had cash and cash equivalents of R$ 27,235 million  compared with R$ 27,628 million  at December 31, 2012.

Net cash provided by operating activities increased by 27% in the 1Q-2013 (R$ 14,879 million) compared with the 4Q-2012 (R$ 11,677 million), driven by the positive effect of higher diesel and gasoline prices in the domestic market (adjusted in January and March 2013) and lower oil product imports on gross margins. These effects were partially offset by decreased crude oil production and exports in the period.

Net cash used in investing activities decreased from R$ 21,121 million  in the 4Q-2012 to R$ 16,320 million  in the 1Q-2013, mainly due to lower investments in business areas, specially Exploration & Production and Refining, Transportation and Marketing.

Cash provided by long-term financing, net of repayments decreased from R$ 6,448 million  in the 4Q-2012 to R$ 1,133 million  in the 1Q-2013 due to the bonds issued in the European market in October 2012.

Cash provided by long-term financing (R$ 1,133 million) along with cash provided by operating activities (R$ 14,879 million) sourced more than our capital expenditures needs and repayment of debts, hence our cash and cash equivalents increased by R$ 393 million in the 1Q-2013.

Our adjusted cash and cash equivalents16 reached R$ 46,262 million at March 31, 2013 (which includes government securities with maturity of more than 90 days of R$ 19,027 million), 5% lower compared with R$ 48,497 million at December 31, 2012.

	R$ million

	03.31.2013	12.31.2012%
Cash and cash equivalents	27,235	27,628	(1)
Government securities	19,027	20,869	(9)
Adjusted cash and cash equivalents [16]	46,262	48,497	(5)

_____________________________

15 For more details, see the Consolidated Statement of Cash Flows Data on page 20.

16 Our adjusted cash and cash equivalents are not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	R$ million
	For the first quarter of
	2013	%	2012	%	%

Exploration & Production	10,684	54	9,376	52	14
Refining, Transportation and Marketing	6,881	35	6,421	35	7
Gas & Power	696	4	738	4	(6)
International	1,051	5	690	4	52
Exploration & Production	994	95	633	92	57
Refining, Transportation and Marketing	34	3	44	7	(23)
Gas & Power	1	-	1	-	-
Distribution	18	2	10	1	80
Other	4	-	2	-	100
Distribution	225	1	284	2	(21)
Biofuel	3	-	18	-	(83)
Corporate	229	1	493	3	(54)
Total capital expenditures and investments	19,769	100	18,020	100	10

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the 1Q-2013 we invested an amount of R$ 19,769 million, primarily aiming at increasing production, modernizing and expanding our refineries, as well as integrating and expanding our transportation network through pipelines and distribution systems.

FINANCIAL HIGHLIGHTS

Consolidated debt

	R$ million

	03.31.2013	12.31.2012%
Current debt [17]	14,565	15,320	(5)
Non-current debt [18]	182,370	180,994	1
Total	196,935	196,314	-
Cash and cash equivalents	27,235	27,628	(1)
Government securities (maturity of more than 90 days)	19,027	20,869	(9)
Adjusted cash and cash equivalents	46,262	48,497	(5)
Net debt [19]	150,673	147,817	2
Net debt/(net debt+shareholders' equity)	31%	31%	-
Total net liabilities [20]	649,051	635,366	2
Capital structure
(Net third parties capital / total net liabilities)	48%	48%	-
Net debt/Adjusted EBITDA ratio	2.32	2.77	(16)

	US$ million

	03.31.2013	12.31.2012%
Current debt	7,233	7,497	(4)
Non-current debt	90,560	88,570	2
Total	97,793	96,067	2
Net debt	74,820	72,335	3

The net debt of the Consolidated Petrobras Group in Reais increased by 2% over December 31, 2012, due to the accrual of interests and to the lower adjusted cash and cash equivalents.

-----------------------------------------

17 Includes Capital lease obligations (R$39 million on March 31, 2013 and R$ 37 million on December 31, 2012).

18 Includes Capital lease obligations (R$178 million on March 31, 2013 and R$ 176 million on December 31, 2012).

19 Our  net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

20 Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement – Consolidated

R$ million
		For the first quarter of
4Q-2012		2013	2012

73,405	Sales revenues	72,535	66,134
(56,843)	Cost of sales	(53,679)	(45,890)
16,562	Gross profit	18,856	20,244
(2,370)	Selling expenses	(2,294)	(2,353)
(2,605)	General and administrative expenses	(2,471)	(2,200)
(2,152)	Exploration costs	(1,282)	(1,011)
(703)	Research and development expenses	(673)	(518)
(271)	Other taxes	(223)	(148)
(2,722)	Other operating income and expenses, net	(2,064)	(2,243)
(10,823)		(9,007)	(8,473)
5,739	Net Income before financial results, share of profit of equity-accounted investments and income taxes	9,849	11,771
3,426	Finance income	972	1,196
(1,118)	Finance expense	(1,199)	(865)
480	Foreign exchange and inflation indexation charges	1,617	134
2,788	Net finance income (expense)	1,390	465
			-
182	Share of profit of equity-accounted investments	156	136
8,709	Net income before income taxes	11,395	12,372
(942)	Income taxes	(3,560)	(2,944)
7,767	Net income	7,835	9,428
	Net income attributable to:
7,747	Shareholders of Petrobras	7,693	9,214
20	Non-controlling interests	142	214
7,767		7,835	9,428

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated 21

ASSETS	R$ million

	03.31.2013	12.31.2012
	R$

Current assets	116,893	118,102
Cash and cash equivalents	27,235	27,628
Marketable securities	19,302	21,316
Trade and other receivables, net	22,442	22,681
Inventories	31,802	29,736
Recoverable taxes	10,737	11,387
Other current assets	5,375	5,354

Non-current assets	578,420	565,761
Long-term receivables	53,753	53,361
Trade and other receivables, net	8,602	9,075
Marketable securities	370	359
Judicial deposits	5,685	5,510
Deferred taxes	18,122	17,440
Other tax assets	10,886	10,673
Advances to suppliers	6,162	6,449
Other non-current assets	3,926	3,855
Investments	11,756	12,477
Property, plant and equipment	431,874	418,716
Intangible assets	81,037	81,207

Total assets	695,313	683,863

LIABILITIES	R$ million

	03.31.2013	12.31.2012
	R$

Current liabilities	68,529	69,620
Current debt	14,565	15,320
Trade payables	25,047	24,775
Taxes payable	11,732	12,522
Dividends payable	6,257	6,154
Employee compensation (payroll, profit-sharing and related charges)	4,164	4,420
Pension and medical benefits	1,677	1,610
Other current liabilities	5,087	4,819
Non-current liabilities	289,119	283,761
Non-current debt	182,370	180,994
Deferred taxes	41,968	39,262
Pension and medical benefits	41,064	40,051
Provision for decommissioning costs	19,065	19,292
Provisions for legal proceedings	3,027	2,585
Other non-current liabilities	1,625	1,577
Shareholders' equity	337,665	330,482
Share capital	205,392	205,392
Profit reserves and others	130,045	122,736
Non-controlling interests	2,228	2,354
Total liabilities and shareholders' equity	695,313	683,863

-----------------------------------------------

21Some amounts of 2012 were adjusted by the adoption of the IAS 19 amendment, that eliminated the “corridor approach” for the recognition of actuarial gains or losses (see Note 2.2 of the Consolidated Financial Statements Report in Reais of March 31, 2013).

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million
	For the first quarter of
4Q-2012		2013	2012

7,747	Net income attributable to the shareholders of Petrobras	7,693	9,214
3,930	(+) Adjustments for:	7,186	5,872
5,925	Depreciation, depletion and amortization	6,382	4,749
612	Foreign exchange and inflation indexation and finance charges	(1,053)	(503)
20	Non-controlling interests	142	214
(182)	Share of profit of equity-accounted investments	(156)	(136)
(50)	Gains/(Losses) on disposal of non-current assets	127	79
676	Deferred income taxes, net	2,122	2,331
1,502	Exploration expenditures writen-off	607	545
665	Impairment	147	143
1,056	Pension and medical benefits (actuarial expense)	1,402	1,006
100	Inventories	(2,324)	(1,252)
(1,798)	Trade and other receivables, net	374	(164)
(1,621)	Trade payables	400	(479)
(520)	Pension and medical benefits	(298)	(273)
289	Taxes payable	(431)	618
(2,744)	Other assets and liabilities	(255)	(1,006)
11,677	(=) Net cash provided by (used in) operating activities	14,879	15,086
(21,121)	(-) Net cash provided by (used in) investing activities	(16,320)	(17,318)
(23,386)	Investments in operating segments	(18,408)	(16,577)
2,265	Investments in marketable securities	2,088	(741)
(9,444)	(=) Net cash flow	(1,441)	(2,232)
6,874	(-) Net cash provided by (used in) financing activities	1,028	6,441
13,069	Proceeds from long-term financing	7,329	14,514
(4,635)	Repayment of principal	(3,072)	(3,590)
(1,986)	Repayment of interest	(3,124)	(2,342)
(1)	Dividends paid	(1)	(2,162)
427	Acquisition of non-controlling interest	(104)	21
11	(+) Effect of exchange rate changes on cash and cash equivalents	20	(52)
(2,559)	(=) Net increase (decrease) in cash and cash equivalents in the period	(393)	4,157
30,187	Cash and cash equivalents at the beginning of period	27,628	35,747
27,628	Cash and cash equivalents at the end of period	27,235	39,904

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment

	For the first quarter of 2013
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Sales revenues	34,692	56,839	8,149	221	21,346	8,679	-	(57,391)	72,535
Intersegments	34,232	19,956	707	212	583	1,701	-	(57,391)	-
Third parties	460	36,883	7,442	9	20,763	6,978	-	-	72,535
Cost of sales	(17,429)	(61,473)	(6,482)	(241)	(19,104)	(6,933)	-	57,983	(53,679)
Gross profit (loss)	17,263	(4,634)	1,667	(20)	2,242	1,746	-	592	18,856
Expenses	(2,179)	(1,903)	(484)	(47)	(1,159)	(558)	(2,778)	101	(9,007)
Selling, general and administrative expenses	(230)	(1,429)	(431)	(31)	(1,193)	(420)	(1,128)	97	(4,765)
Exploration costs	(1,238)	-	-	-	-	(44)	-	-	(1,282)
Research and development expenses	(370)	(101)	(38)	(12)	(1)	(2)	(149)	-	(673)
Other taxes	(23)	(44)	(30)	(1)	(16)	(75)	(34)	-	(223)
Other operating income and expenses, net	(318)	(329)	15	(3)	51	(17)	(1,467)	4	(2,064)
Net Income before financial results, share of profit of equity-accounted investments and income taxes	15,084	(6,537)	1,183	(67)	1,083	1,188	(2,778)	693	9,849
Net finance income (expense)	-	-	-	-	-	-	1,390	-	1,390
Share of profit of equity-accounted investments	(2)	58	123	(4)	1	(16)	(4)	-	156
Net income (loss) before income taxes	15,082	(6,479)	1,306	(71)	1,084	1,172	(1,392)	693	11,395
Income taxes	(5,129)	2,223	(402)	23	(368)	(399)	728	(236)	(3,560)
Net income	9,953	(4,256)	904	(48)	716	773	(664)	457	7,835
Net income (loss) attributable to:
Shareholders of Petrobras	9,958	(4,256)	878	(48)	716	732	(744)	457	7,693
Non-controlling interests	(5)	-	26	-	-	41	80	-	142
	9,953	(4,256)	904	(48)	716	773	(664)	457	7,835

	For the first quarter of 2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Sales revenues	36,237	55,027	4,420	184	18,274	8,363	-	(56,371)	66,134
Intersegments	36,199	17,127	584	151	371	1,939	-	(56,371)	-
Third parties	38	37,900	3,836	33	17,903	6,424	-	-	66,134
Cost of sales	(15,535)	(59,957)	(2,913)	(186)	(16,731)	(6,408)	-	55,840	(45,890)
Gross profit (loss)	20,702	(4,930)	1,507	(2)	1,543	1,955	-	(531)	20,244
Expenses	(1,856)	(2,171)	(518)	(49)	(991)	(508)	(2,445)	65	(8,473)
Selling, general and administrative expenses	(235)	(1,527)	(411)	(30)	(1,000)	(404)	(1,011)	65	(4,553)
Exploration costs	(920)	-	-	-	-	(91)	-	-	(1,011)
Research and development expenses	(263)	(93)	(7)	(13)	(2)	-	(140)	-	(518)
Other taxes	(23)	(25)	-	(1)	(13)	(38)	(48)	-	(148)
Other operating income and expenses, net	(415)	(526)	(100)	(5)	24	25	(1,246)	-	(2,243)
Net Income before financial results, share of profit of equity-accounted investments and income taxes	18,846	(7,101)	989	(51)	552	1,447	(2,445)	(466)	11,771
Net finance income (expense)	-	-	-	-	-	-	465	-	465
Share of profit of equity-accounted investments	1	88	82	(11)	-	(13)	(11)	-	136
Net income (loss) before income taxes	18,847	(7,013)	1,071	(62)	552	1,434	(1,991)	(466)	12,372
Income taxes	(6,407)	2,414	(336)	18	(188)	(416)	1,813	158	(2,944)
Net income	12,440	(4,599)	735	(44)	364	1,018	(178)	(308)	9,428
Net income (loss) attributable to:
Shareholders of Petrobras	12,444	(4,599)	707	(44)	364	990	(340)	(308)	9,214
Non-controlling interests	(4)	-	28	-	-	28	162	-	214
	12,440	(4,599)	735	(44)	364	1,018	(178)	(308)	9,428

FINANCIAL HIGHLIGHTS

	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER
(Losses)/gains on legal, administrative and arbitral proceedings	(23)	2	(1)	-	(18)	(6)	(476)	-	(522)
Pension and medical benefits	-	-	-	-	-	-	(497)	-	(497)
Unscheduled stoppages and pre-operating expenses	(221)	(11)	(64)	-	-	-	(9)	-	(305)
Institutional relations and cultural projects	(18)	(24)	(3)	-	(11)	(5)	(240)	-	(301)
Inventory write-down to net realizable value (market value)	(2)	(75)	(8)	(6)	-	(56)	-	-	(147)
Expenditures on health, safety and environment	(13)	(55)	(3)	-	-	(11)	(58)	-	(140)
Impairment	-	-	-	-	-	-	-	-	-
Government Grants	9	18	16	-	-	-	1	-	44
(Expenditures)/reimbursements from operations in E&P partnerships	87	-	-	-	-	(3)	-	-	84
Others	(137)	(184)	78	3	80	64	(188)	4	(280)

	(318)	(329)	15	(3)	51	(17)	(1,467)	4	(2,064)

Other Operating Income (Expenses) by Segment

	For the first quarter of 2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER
(Losses)/gains on legal, administrative and arbitral proceedings	(56)	(128)	(7)	-	(20)	(17)	(136)	-	(364)
Pension and medical benefits	-	-	-	-	-	-	(508)	-	(508)
Unscheduled stoppages and pre-operating expenses	(274)	(35)	(10)	-	-	(22)	-	-	(341)
Institutional relations and cultural projects	(18)	(17)	(4)	-	(15)	(4)	(298)	-	(356)
Inventory write-down to net realizable value (market value)	(4)	(102)	-	(7)	-	(29)	-	-	(142)
Expenditures on health, safety and environment	(9)	(46)	(1)	-	-	(8)	(55)	-	(119)
Impairment	-	-	(1)	-	-	-	-	-	(1)
Government Grants	8	10	7	-	-	43	-	-	68
(Expenditures)/reimbursements from operations in E&P partnerships	7	-	-	-	-	-	-	-	7
Others	(69)	(208)	(84)	2	59	62	(249)	-	(487)
	(415)	(526)	(100)	(5)	24	25	(1,246)	-	(2,243)

	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	316,294	193,889	59,412	2,654	17,887	39,212	80,614	(14,649)	695,313

Current assets	13,138	42,907	8,071	269	7,685	7,891	50,625	(13,693)	116,893
Non-current assets	303,156	150,982	51,341	2,385	10,202	31,321	29,989	(956)	578,420
Long-term receivables	10,720	9,491	3,632	33	3,690	4,961	22,182	(956)	53,753
Investments	159	5,838	1,818	1,839	13	1,797	292	-	11,756
Property, plant and equipment	216,188	135,334	45,101	513	5,776	22,251	6,711	-	431,874
Intangible assets	76,089	319	790	-	723	2,312	804	-	81,037

Consolidated Assets by Segment - 12.31.2012

	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	310,199	186,895	58,145	2,550	16,615	38,284	86,097	(14,922)	683,863
Current assets	13,415	41,610	7,377	239	6,490	7,186	55,956	(14,171)	118,102
Non-current assets	296,784	145,285	50,768	2,311	10,125	31,098	30,141	(751)	565,761
Long-term receivables	10,462	9,364	3,504	33	3,785	4,564	22,400	(751)	53,361
Investments	164	5,920	2,371	1,757	31	1,915	319	-	12,477
Property, plant and equipment	210,029	129,686	44,108	521	5,585	22,237	6,550	-	418,716
Intangible assets	76,129	315	785	-	724	2,382	872	-	81,207

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment

	For the first quarter of 2013
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Net income	9,953	(4,256)	904	(48)	716	773	(664)	457	7,835
Net finance income (expense)	-	-	-	-	-	-	(1,390)	-	(1,390)
Income taxes	5,129	(2,223)	402	(23)	368	399	(728)	236	3,560
Depreciation, depletion and amortization	3,814	1,221	475	11	111	589	161	-	6,382
EBITDA	18,896	(5,258)	1,781	(60)	1,195	1,761	(2,621)	693	16,387
Share of profit of equity-accounted investments	2	(58)	(123)	4	(1)	16	4	-	(156)
Impairment	-	-	-	-	-	-	-	-	-
Adjusted EBITDA	18,898	(5,316)	1,658	(56)	1,194	1,777	(2,617)	693	16,231

Consolidated Adjusted EBITDA Statement by Segment

	For the first quarter of 2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Net income	12,440	(4,599)	735	(44)	364	1,018	(178)	(308)	9,428
Net finance income (expense)	-	-	-	-	-	-	(465)	-	(465)
Income taxes	6,407	(2,414)	336	(18)	188	416	(1,813)	(158)	2,944
Depreciation, depletion and amortization	2,872	773	420	10	93	427	154	-	4,749
EBITDA	21,719	(6,240)	1,491	(52)	645	1,861	(2,302)	(466)	16,656
Share of profit of equity-accounted investments	(1)	(88)	(82)	11	-	13	11	-	(136)
Impairment	-	-	1	-	-	-	-	-	1
Adjusted EBITDA	21,718	(6,328)	1,410	(41)	645	1,874	(2,291)	(466)	16,521

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Income Statement - 1Q-2013

Sales revenues	2,670	4,292	286	2,502	-	(1,071)	8,679
Intersegments	1,557	1,195	17	3	-	(1,071)	1,701
Third parties	1,113	3,097	269	2,499	-	-	6,978

Net Income before financial results, share of profit of equity-accounted investments and income taxes	1,179	89	15	57	(139)	(13)	1,188

Net income (loss) attributable to the shareholders of Petrobras	815	70	15	51	(206)	(13)	732

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Income Statement - 1Q-2012

Sales revenues	2,617	4,168	249	2,301	-	(972)	8,363
Intersegments	1,905	988	16	2	-	(972)	1,939
Third parties	712	3,180	233	2,299	-	-	6,424

Net Income before financial results, share of profit of equity-accounted investments and income taxes	1,370	66	39	61	(83)	(6)	1,447

Net income (loss) attributable to the shareholders of Petrobras	966	68	17	56	(111)	(6)	990

Consolidated Assets for International Segment

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets on March 31, 2013	31,291	5,532	1,398	2,265	3,162	(4,436)	39,212

Total assets on December 31, 2012	30,817	4,913	1,551	2,217	3,227	(4,441)	38,284

APPENDIX

1. Effect of the average cost on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

	4Q-2012	1Q-2013	(*)
Effect of the average cost on the cost of sales (R$ million)	12	(5)	(17)
( ) increase on the cost of sales

 (*) The effect of the average cost on the cost of sales generated irrelevant impact on the cost of sales for the 1Q-2013, because the international prices remained stable in the period.

2. Reconciliation of EBITDA

R$ million

			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)		2013	2012	2013 X 2012 (%)

7,767	1	Net income	7,835	9,428	(17)
(2,788)	50	Net finance income (expense)	(1,390)	(465)	(199)
942	278	Income taxes	3,560	2,944	21
5,925	8	Depreciation, depletion and amortization	6,382	4,749	34
11,846	38	EBITDA	16,387	16,656	(2)
(182)	14	Share of profit of equity-accounted investments	(156)	(136)	(15)
280	(100)	Impairment	-	1	(100)
11,944	36	Adjusted EBITDA	16,231	16,521	(2)
16	6	Adjusted EBITDA margin (%) [22]	22	25	(3)

EBITDA is not an IFRS measure and represents net income (loss) before net finance income (expense), income taxes and depreciation, depletion and amortization. Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is computed by excluding share of profit of equity-accounted investments and impairment, in order to provide a better information about our ability to pay debt, carry out investments and cover our working capital needs. Both measures should not be considered as substitutes for net income before financial results, share of profit of equity-accounted investments and income taxes or as better liquidity measures than the operational cash flow for the periods above. Adjusted EBITDA may not be comparable with the same measure as reported by other companies.

______________________________

22 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

APPENDIX

TAXES AND PRODUCTION TAXES

3. Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured by current taxes paid and payable, was R$ 20,380 million.

R$ million
			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)		2013	2012	2013 X 2012 (%)
		Economic Contribution - Brazil
9,936	2	Domestic Value-Added Tax (ICMS)	10,181	9,254	10
-	-	CIDE [23]	-	1,037	(100)
4,058	8	PIS/COFINS	4,392	3,467	27
432	636	Income Tax and Social Contribution	3,178	2,389	33
1,274	(11)	Others	1,130	1,068	6
15,700	20	Subtotal - Brazil	18,881	17,215	10
1,784	(16)	Economic Contribution - International	1,499	1,446	4
17,484	17	Total	20,380	18,661	9

4. Production Taxes

R$ million
			For the first quarter of
4Q-2012	1Q13 X 4Q12 (%)		2013	2012	2013 X 2012 (%)
		Brazil
3,814	(8)	Royalties	3,522	3,629	(3)
3,986	(12)	Special participation charges	3,496	4,180	(16)
39	18	Rental of areas	46	38	21
7,839	(10)	Subtotal - Brazil	7,064	7,847	(10)
235	-	International	234	219	7
8,074	(10)	Total	7,298	8,066	(10)

Production taxes in Brazil decreased 10% in the 1Q-2013 compared to the 4Q-2012, due to the lower production of larger fields that pay special participation charges, that offset the 1% increase in the reference price for domestic oil (used to compute the production taxes), that reached an average of R$ 198.67/bbl (U.S.$ 99.58/bbl) in the 1Q-2013 compared to R$ 197.09/bbl (U.S.$ 95.77/bbl) in the 4Q-2012.

Production taxes in Brazil decreased 10% in the 1Q-2013 compared to the 1Q-2012, mainly due to the lower production of larger fields that pay special participation charges, despite the 4% increase in the reference price for domestic oil, that reached an average of R$ 198.67/bbl (U.S.$ 99.58/bbl) in the 1Q-2013 compared to R$190.42/bbl (U.S.$ 107.74/bbl) in the 1Q-2012, mainly due to the 13% depreciation of the Real relative to the U.S. dollar.

______________________________

23 CIDE - Contribution for Intervention in the Economic Sector.

APPENDIX

5. Assets and Liabilities subject to Exchange Variation

The Company is exposed to foreign exchange risk from recognized assets and liabilities, arising from the volatility of currency markets, mainly the Real relative to the U.S. dollar. The balances of assets and liabilities in foreign currency of subsidiaries outside of Brazil are not included on the exposure below when transacted in a currency equivalent to their respective functional currencies. On March 31,  2013, the Company had a net liability position regarding foreign exchange exposure hence the appreciation of the Real relative to the U.S. dollar generates an exchange variation income, while the depreciation of the Real generates an exchange variation expense.

The net foreign exchange exposure remained flat in the period.

ASSETS	R$ million

	03.31.2013	12.31.2012

Current assets	5,548	3,784
Cash and cash equivalents	1,986	1,425
Amounts invested abroad through subsidiaries to be used in Brazil in commercial activities	2,363	1,228
Other current assets	1,199	1,131
Non-current assets	13,502	13,609
Amounts invested abroad through international subsidiaries, in E&P equipment to be used in Brazil and in commercial activities	11,998	12,076
Other non-current assets	1,504	1,533
Total assets	19,050	17,393

LIABILITIES	R$ million

	03.31.2013	12.31.2012

Current liabilities	(23,083)	(20,647)
Current debt	(3,426)	(3,667)
Trade payables	(6,301)	(3,905)
Amounts derived from abroad through subsidiaries to be used in Brazil	(12,834)	(12,632)
Other current liabilities	(522)	(443)

Non-current liabilities	(66,776)	(67,780)
Non-current debt	(43,876)	(44,447)
Amounts derived from abroad through subsidiaries to be used in Brazil	(21,916)	(22,265)
Other non-current liabilities	(984)	(1,068)

Total liabilities	(89,859)	(88,427)
(-) FINAME Loans - in Reais indexed to U.S. dollar	-	-
(-) BNDES Loans - in Reais indexed to U.S. dollar	(27,880)	(28,775)
Net assets (liabilities) in Reais	(98,689)	(99,809)
Net Derivatives (notional value contracted)	(2,722)	(1,371)
Net Exposure	(101,411)	(101,180)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.